Exhibit (a)(10)

For Immediate Release

                       MINOLTA COMPLETES TENDER OFFER FOR
                                QMS COMMON STOCK

Osaka, Japan, July 13, 1999 -- Minolta Co., Ltd. (Tokyo Stock Exchange:7753) announced today that Minolta Investments Company, its wholly-owned subsidiary, has completed its cash tender offer for 5,440,000 shares of the common stock of QMS, Inc. (NYSE:AQM) at $6.25 net per share.

         The offer expired, as scheduled, at 12:00 midnight, New York City time, on Monday, July 12, 1999.

         As of the expiration of the offer, based on information provided by Harris Trust Company of New York, the Depositary for the offer, approximately 8,126,551 shares (including approximately 589,324 shares tendered by guaranteed delivery) had been validly tendered and not properly withdrawn. Pursuant to the terms of the offer, Minolta Investments Company will accept and pay for 5,440,000 shares tendered in the offer. Due to the difficulty in determining the precise number of shares validly tendered and not properly withdrawn, Minolta Investments Company does not expect to be able to announce definitive proration numbers until the week of July 19, 1999, at the earliest. Accordingly, based upon this estimate, Minolta Investments Company estimates that it would accept and pay for approximately 67% of the total number of shares validly tendered and not properly withdrawn. Accordingly, each tendering shareholder will receive payment for approximately 67% of his or her tendered shares (with appropriate adjustments to avoid fractional shares). Remaining shares will be returned at no cost to the tendering shareholder.

         Established in 1928, Minolta Co. Ltd. is a leading manufacturer of photocopiers, printers and other image information products; conventional cameras, digital cameras and other optical products; radiometric instruments; and planetariums.

         With headquarters in Osaka, Japan, Minolta Co., Ltd. has established a worldwide network of more than 60 manufacturing facilities and marketing offices, including its U.S. headquarters for Minolta Corp. in Ramsey, N.J., and Minolta Systems Laboratory Inc. in San Jose, Calif. Minolta Co., Ltd. can be reached on the World Wide Web at www.minolta.com.



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